UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 16, 2011
Commission File Number : 000-30354

CITY TELECOM (H.K.) LIMITED
(Translation of registrant’s name into English)
Level 39
Tower I, Metroplaza
No. 223 Hing Fong Road
Kwai Chung
New Territories
Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press release relating to the Company’s Annual Report for the year ended August 31, 2011 filed with the United States Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED
By:	/s/ Lai Ni Quiaque
	Name:	Lai Ni Quiaque
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: November 16, 2011

City Telecom (H.K.) Limited (CTEL) files its Annual Report on Form 6-K
City Telecom (H.K.) Limited (the “Company”) announced that it has filed its Annual Report on Form 6-K for the year ended August 31, 2011 with the United States Securities and Exchange Commission (the “SEC”).
The Company makes available, free of charge via its website, www.ctigroup.com.hk, its Annual Report on Form 6-K filed with, or furnished to, the SEC.
Alternatively, ADR holders may receive a hard copy of the Annual Report on Form 6-K, which includes the Company’s audited financial statements, free of charge upon request. Written request should be sent to City Telecom (H.K.) Limited, Investor Engagement, Level 39, Tower 1, Metroplaza, No.223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong.
For Enquiries, please contact:

Corporate Communications	Investor Engagement
Jessie Cheng	Peggy Chan
Tel: (852) 3145 4118	Tel: (852) 3145 6068
Fax: (852) 2199 8372	Fax: (852) 2199 8655
Email: chengcm@ctihk.com	Email: investor_engagement@ctihk.com